SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                 Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO
                          FILED PURSUANT TO RULE 13d-2

                             Riptide Worldwide, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    80288G206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 80288G206                     13G
================================================================================
1.    NAME OF REPORTING PERSONS
      S.S. NO. OF ABOVE PERSONS

      Richard Smithline
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     16,297,500*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            16,297,500*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,297,500*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.77%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

================================================================================
CUSIP No. 80288G206                     13G
================================================================================
1.    NAME OF REPORTING PERSONS
      S.S. NO. OF ABOVE PERSONS

      Centrecourt Asset Management LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     16,297,500*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            16,297,500*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,297,500*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.77%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------

================================================================================
CUSIP No. 80288G206                     13G
================================================================================
1.    NAME OF REPORTING PERSONS
      S.S. NO. OF ABOVE PERSONS

      CAMOFI Master LDC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     13,038,000*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER2
  REPORTING
   PERSON            13,038,000*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,038,000*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.62%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

================================================================================
CUSIP No. 80288G206                     13G
================================================================================
1.    NAME OF REPORTING PERSONS
      S.S. NO. OF ABOVE PERSONS

      CAMHZN Master LDC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     3,259,500*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER2
  REPORTING
   PERSON            3,259,500*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,259,500*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.15%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer:

            Riptide Worldwide, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            200 East Palm Valley Drive
            2nd Floor
            Oviedo, FL  32765

Item 2.

      (a)   Name of Person Filing:

            This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Richard Smithline ("Mr. Smithline"), Centrecourt Asset Management LLC ("Centrecourt"), CAMOFI Master LDC ("CAMOFI"), and CAMHZN Master LDC ("CAMHZN") (collectively, the "Reporting Persons").

            The Reporting Persons are making a joint filing because they may be deemed a group pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. The Reporting Persons do not affirm the existence of such a group.

      (b)   Address of Principal Business Office or, if none, Residence:

            The principal business address of each of Mr. Smithline and Centrecourt is:

            350 Madison Avenue, 8th Floor
            New York, NY 10017

            The principal business address of each of CAMOFI and CAMHZN is:

            90 Fort Street, 5th Floor
            Box 32021 SMB
            Grand Cayman, Cayman Islands

      (c)   Citizenship:

            Mr. Smithline is a United States citizen.

            Centrecourt is organized and existing in Delaware.

            CAMOFI and CAMHZN are organized and existing in the Cayman Islands.

      (d)   Title of Class of Securities:

            Common Stock, no par value per share.

      (e)   CUSIP Number:

            80288G206

Item 3.     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act.
      (b) |_| Bank as defined in Section 3(a)(6) of the Act.
      (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.
      (d) |_| Investment Company registered under Section 8 of the Investment Company Act.
      (e) |_| Investment Adviser in accordance with Sec.
              240.13d-1(b)(1)(ii)(E).
      (f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
      (g) |_| Parent holding company, in accordance with Sec.
              240.13d-1(b)(ii)(G).
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
      (j) |_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box
                                                                            |X|.

Item 4.     Ownership:

      (a)   Amount Beneficially Owned:

                        Mr. Smithline: 16,297,500* shares of Common Stock comprised of (i) 2,800,000 shares of Common Stock held by CAMOFI, (ii) 700,000 shares of Common Stock held by CAMHZN, (iii) 10,238,000 shares of Common stock issuable within 60 days upon the exercise of a warrant held by CAMOFI, and (iv) 2,559,500 shares of Common Stock issuable within 60 days upon the exercise of a warrant held by CAMHZN. Mr. Smithline is a director of CAMOFI and CAMHZN.

                        Centrecourt: 16,297,500* shares of Common Stock comprised of (i) 2,800,000 shares of Common Stock held by CAMOFI, (ii) 700,000 shares of Common Stock held by CAMHZN, (iii) 10,238,000 shares of Common stock issuable within 60 days upon the exercise of a warrant held by CAMOFI, and (iv) 2,559,500 shares of Common Stock issuable within 60 days upon the exercise of a warrant held by CAMHZN. Centrecourt is the investment manager of CAMOFI and CAMHZN.

                        CAMOFI: 13,038,000* shares of Common Stock comprised of
                        (i) 2,800,000 shares of Common Stock held by CAMOFI, and
                        (ii) 10,238,000 shares of Common Stock issuable within 60 days upon the exercise of a warrant held by CAMOFI.

                        CAMHZN: 3,259,500* shares of Common Stock comprised of
                        (i) 700,000 shares of Common Stock held by CAMHZN, and
                        (ii) 2,559,500 issuable within 60 days upon the exercise of a warrant held by CAMHZN.

      (b)   Percent of Class.       Mr. Smithline: 5.77%*
                                    Centrecourt:   5.77%*
                                    CAMOFI:        4.62%*
                                    CAMHZN:        1.15%*

      * Notwithstanding the inclusion of the shares of Common Stock underlying the warrants beneficially owned by the Reporting Persons, the warrants held by each of CAMOFI and CAMHZN contain provisions that would prohibit the holder thereof from exercising any of such warrants to the extent that upon such exercise, such holder, together with its affiliates, would beneficially hold more than 4.99% of the total number of shares of Common Stock then issued and outstanding (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended), unless such holder shall have provided the issuer with 61 days' notice of the holder's waiver of such provisions. Accordingly, based on the number of shares of Common Stock held by the Reporting Persons as of the date hereof, none of the warrants are currently exercisable. The Reporting Persons disclaim beneficial ownership of all such securities, and Mr. Smithline and Centrecourt disclaim beneficial ownership of all securities covered by this statement.

      The percentages used herein are based upon the securities held by the Reporting Persons as of February 1, 2008, and the number of shares of Common Stock issued and outstanding as of November 12, 2007, as reported in the issuer's Form 10-QSB for the fiscal quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

      (c)   Number of shares as to which each such person has:

      (i)   sole power to vote or to direct the vote: Mr. Smithline: 16,297,500*
                                                      Centrecourt:   16,297,500*
                                                      CAMOFI:        13,038,000*
                                                      CAMHZN:        3,259,500*

      (ii) shared power to vote or to direct
           the vote:                                  Mr. Smithline: 0
                                                      Centrecourt:   0
                                                      CAMOFI:        0
                                                      CAMHZN:        0

      (iii) sole power to dispose or to direct the
            disposition of:                           Mr. Smithline: 16,297,500*
                                                      Centrecourt:   16,297,500*
                                                      CAMOFI:        13,038,000*
                                                      CAMHZN:        3,259,500*


      (iv) shared power to dispose or to direct the
           disposition of:                            Mr. Smithline: 0
                                                      Centrecourt:   0
                                                      CAMOFI:        0
                                                      CAMHZN:        0

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            See Item 4(a) above, which is incorporated by reference herein.

Item 8.     Identification and Classification of Members of the Group.

            The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 11, 2008


/s/ Richard Smithline
---------------------
Richard Smithline


Centrecourt Asset Management LLC

By: /s/ Richard Smithline
    -------------------------
Name:  Richard Smithline
Title: Managing Member


CAMOFI Master LDC

By: /s/ Richard Smithline
    -------------------------
Name:  Richard Smithline
Title: Director


CAMHZN Master LDC

By: /s/ Richard Smithline
    -------------------------
Name:  Richard Smithline
Title: Director


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree jointly to prepare and file with regulatory authorities an Amendment No. 1 to Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Riptide Worldwide, Inc. and hereby affirm that such Amendment No. 1 to Schedule 13G is being filed on behalf of each of the undersigned.


Date: February 11, 2008


/s/ Richard Smithline
---------------------
Richard Smithline


Centrecourt Asset Management LLC

By: /s/ Richard Smithline
    -------------------------
Name:  Richard Smithline
Title: Managing Member


CAMOFI Master LDC

By: /s/ Richard Smithline
    -------------------------
Name:  Richard Smithline
Title: Director


CAMHZN Master LDC

By: /s/ Richard Smithline
    -------------------------
Name:  Richard Smithline
Title: Director